UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

Ablynx NV

(Name of Subject Company (Issuer))

SANOFI

(Names of Filing Persons — Offeror)

Ordinary Shares, no nominal value

American Depositary Shares, each of which represents one Ordinary Share

(Title of Class of Securities)

BE0003877942 (Ordinary Shares)

00372Y105 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Karen Linehan

Executive Vice President Legal Affairs and General Counsel

Sanofi

54, Rue La Boétie, 75008

Paris, France

Telephone: + 33 1 53 77 40 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael J. Aiello, Esq.

Matthew Gilroy, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,417,342,726.80	$176,459.17

*	Estimated solely for purposes of calculating the filing fee. The Transaction Value was calculated on the basis of the Offer Price of €45.00 for each of the (i) 9,883,137 ADSs outstanding as of March 29, 2018 and (ii) 15,682,208 Shares estimated to be held by U.S. holders (within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of February 6, 2018 converted into U.S. dollars on the basis of an exchange rate of €1.00 for $1.232, which was the Federal Reserve Bank of New York noon buying rate on March 30, 2018.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued October 1, 2017, by multiplying the transaction value by 0.0001245.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $176,459.17	Filing Party: Sanofi
Form or Registration No.: Schedule TO	Date Filed: April 4, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”), which amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, including this Amendment, the “Schedule TO”) is filed by Sanofi, a French société anonyme (“Offeror”). This Schedule TO relates to the offer by Offeror to purchase up to 100% of the issued and outstanding ordinary shares, no nominal value (“Shares”) of Ablynx NV, a Belgian naamloze vennootschap (the “Company”) from U.S. holders (within the meaning of Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) and up to 100% of the outstanding Shares of the Company represented by American Depositary Shares of the Company (each, an “ADS” and collectively, “ADSs”) issued by JPMorgan Chase Bank, N.A., acting as depositary (the “Depositary”), pursuant to that certain Deposit Agreement, dated as of September 5, 2014, among the Company, the Depositary and all holders from time to time of American depositary receipts (“ADRs”) issued thereunder (as amended, the “Deposit Agreement”), from all holders, wherever located, at a price of €45.00 per Share and per ADS, net to the seller in cash, without interest (the “Offer Price”).

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

This Amendment is being filed to amend and supplement Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“The Squeeze-Out period of the U.S. Offer (and the related withdrawal rights) expired as scheduled at 5:00 p.m., New York City time, on June 12, 2018. As previously disclosed, Offeror will publish the results of the Squeeze-Out period of the U.S. Offer within five (5) Business Days of the expiration of the Squeeze-Out period. Offeror will pay for all Shares and ADSs that were validly tendered and not withdrawn within ten (10) Business Days following the publication of such results, in accordance with Belgian law.

As previously disclosed, any Shares (including Shares represented by ADSs) not tendered during the Squeeze-Out period (including Shares and/or ADSs withdrawn and not properly re-tendered) will be transferred to Offeror by operation of Belgian law for the Offer Price at the end of the Squeeze-Out period. The funds necessary to pay for the Offer Price of such untendered Shares will be deposited with the Bank for Official Deposits (Deposito- en Consignatiekas / Caisse des dépôts et consignations) in favor of the holders of Shares who did not previously tender into the U.S. Offer. Holders of ADSs who did not previously tender into the U.S. Offer prior to the end of the Squeeze-Out period will have the right to receive the Offer Price.

Prior to the opening of trading on June 13, 2018, the Shares will be delisted from the regulated market of Euronext Brussels by operation of Belgian law, the ADSs will be delisted from NASDAQ Global Select Market and the Bonds will be delisted from the open market Frankfurt MTF (Freiverkehr).”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 12, 2018

Sanofi

By:	/s/ Karen Linehan
	Name:	Karen Linehan
	Title:	Executive Vice President and
General Counsel